                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2020/05/08: April Revenue

99.2                 Announcement on 2020/05/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

United Microelectronics Corporation

May 08, 2020

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of April 2020.

1)	Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
April	Net sales	15,059,189	12,082,275	2,976,914	24.64%
Year-to-Date	Net sales	57,327,036	44,665,234	12,661,802	28.35%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	5,946,000	6,036,000	21,075,126

Note: On February 26, 2020, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of April 30, 2020 was US$ 70 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	748,000	94,838,068
UMC (Note2)	13,794,720	14,003,520	94,838,068

Note1: On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019 and December 18, 2019, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 464 million.

4)	Financial derivatives transactions :

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	0	0
Fair Value	0	0	0	0
Net profit (loss) from Fair Value	0	0	0	0
Written-off Trading
Contracts	0	0	3,915,208	0
Realized profit (loss)	0	0	(2,836)	0

Exhibit 99.2

United Microelectronics Corporation

For the month of April, 2020

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of March 31, 2020	Number of shares as of April 30, 2020	Changes
--	--	--	--	--

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of March 31, 2020	Number of shares as of April 30, 2020	Changes
--	--	--	--	--